UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Connect Biopharma Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.000174 per share

(Title of Class of Securities)

207523101**

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 207523101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Stock Exchange under the symbol “CNTB.” Each ADS represents one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming Corporate GP V, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,198,755(2)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 3,198,755(2)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,198,755(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This Schedule 13G/A is filed by Qiming Corporate GP V, Ltd. (“QCorp V”), Qiming Managing Directors Fund V, L.P. (“QMD V”), Qiming GP V, L.P. (“QGP V”), Qiming Venture Partners V, L.P. (“QVP V”), Qiming GP VII, LLC (“QGP VII”), Qiming Venture Partners VII, L.P. (“QVP VII”) and Qiming VII Strategic Investors Fund, L.P. (“SIF VII”, and together with QCorp V, QMD V, QGP V, QVP V, QGP VII and QVP VII, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(2)	QCorp V is the general partner of QMD V and QGP V. QGP V is the general partner of QVP V. QMD V and QVP V are the owners of 96,285 Ordinary Shares and 3,102,470 Ordinary Shares, respectively.

(3)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming Managing Directors Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(4)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 96,285
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 96,285
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,285
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(5)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(4)	This Schedule 13G/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(5)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming GP V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(6)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,102,470(7)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 3,102,470(7)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,102,470(7)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(8)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(6)	This Schedule 13G/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(7)	QGP V is the general partner of QVP V, which is the owner of 3,102,470 Ordinary Shares.

(8)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming Venture Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(9)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,102,470
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 3,102,470
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,102,470
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(10)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(9)	This Schedule 13G/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(10)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming GP VII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(11)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,642,143(12)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,642,143(12)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,143(12)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(13)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(11)	This Schedule 13G/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(12)	QGP VII is the general partner of QVP VII and SIF VII, which are the owners of 1,627,150 Ordinary Shares and 14,993 Ordinary Shares, respectively.

(13)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming Venture Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(14)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,627,150
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,627,150
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,627,150
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(15)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(14)	This Schedule 13G/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(15)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

CUSIP No. 207523101

1.	NAMES OF REPORTING PERSON Qiming VII Strategic Investors Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒(16)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,993
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 14,993
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,993
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(17)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(16)	This Schedule 13G/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G/A.

(17)	The percentage is calculated based upon an aggregate of 55,041,247 Ordinary Shares outstanding as of December 31, 2022, which is based on the information provided by the Issuer.

Item 1.

(a)	Name of Issuer

Connect Biopharma Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive office is located at 12265 El Camino Real, Suite 350, San Diego, CA 92130.

Item 2.

(a)	Name of Person Filing

Qiming Corporate GP V, Ltd.
Qiming Managing Directors Fund V, L.P.
Qiming GP V, L.P.
Qiming Venture Partners V, L.P.
Qiming GP VII, LLC
Qiming Venture Partners VII, L.P.
Qiming VII Strategic Investors Fund, L.P.

(b)	Address of the Principal Office or, if None, Residence

The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)	Citizenship

Cayman Islands for all Reporting Persons.

(d)	Title of Class of Securities

Ordinary Shares, par value of $0.000174 per share (the “Ordinary Shares”).

(e)	CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 207523101 has been assigned to the ADS of the Issuer, which are quoted on the Nasdaq Stock Exchange under the symbol “CNTB.” Each ADS represents one Ordinary Share.

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Qiming Corporate GP V, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund V, L.P. By: Qiming Corporate GP V, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP V, L.P. By: Qiming Corporate GP V, Ltd., it’s General Partner
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners V, L.P. By: Qiming GP V, L.P., it’s General Partner By: Qiming Corporate GP V, Ltd., General Partner of Qiming GP V, L.P
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP VII, LLC
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners VII, L.P. By: Qiming GP VII, LLC, it’s General Partner
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming VII Strategic Investors Fund, L.P. By: Qiming GP VII, LLC, it’s General Partner
/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

JOINT FILING
AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 14, 2022

Qiming Corporate GP V, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund V, L.P. By: Qiming Corporate GP V, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP V, L.P. By: Qiming Corporate GP V, Ltd., it’s General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners V, L.P. By: Qiming GP V, L.P., it’s General Partner By: Qiming Corporate GP V, Ltd., General Partner of Qiming GP V, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP VII, LLC
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners VII, L.P. By: Qiming GP VII, LLC, it’s General Partner
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming VII Strategic Investors Fund, L.P. By: Qiming GP VII, LLC, it’s General Partner
By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory